Exhibit 99.3

Private and Confidential

Addressee Only

August 15, 2013

Mark Phelps

102 Rodenhurst Road

London

SW4 8AP

Dear Mark,

We are pleased to formally offer you employment with AllianceBernstein Limited, (‘the Company’) on the following terms. This offer is being made in connection with the contemplated acquisition (the “Acquisition”) by AllianceBernstein of your current employer, W.P. Stewart and Co., Ltd. (“WPS”), pursuant to an Agreement and Plan of Merger by and among AllianceBernstein, AllianceBernstein 2013 Merger Company, Inc. and WPS dated August 15, 2013 (the “Merger Agreement”), and is conditioned on the consummation of the Acquisition pursuant to the Merger Agreement.

Other terms and conditions applicable to your employment can be found on the HC Intranet, which are amended by the Company from time to time. The HC Intranet does not form part of your employment contract, although it may contain policies with which you are required to comply.

All compensation and benefits mentioned in this letter are contingent upon your continued employment with the Company. Your employment is subject to our determination that your duties at the Company will not violate any agreements you may have made with any previous employer.

Job Title:	Senior Vice President, Portfolio Manager. The Company reserves the right to change job titles and duties at its discretion upon giving you reasonable notice.

Working Location:

50 Berkeley Street, London, W1J 8SB, but the Company reserves the right to require you to work at any other location in the United Kingdom at which it may, from time to time, have an office and it is a condition of your employment that you conform with this requirement. You will be given reasonable notice of any such change. Relocation assistance, if any, will be provided at the Company’s discretion pursuant to its prevailing relocation practices.

Commencement of Employment:	Your employment will commence as promptly as practical after the closing date of the Acquisition (the “Hire Date”) and your service will be counted as continuous from that date.

Reporting to:	Your reporting manager is Sharon Fay or her authorised deputy, but the Company reserves the right to change the person to whom you report if it considers it necessary to do so.

Salary:	Your salary will be £250,000 gross per annum, accruing on a daily basis.

Your salary will be paid monthly in arrears on or about the 25th day of each month. Salaries are typically reviewed annually, with such timing subject to change at the discretion of the Company. Salary increases, if any, following a review are not automatic and shall be at the Company’s sole discretion based on market factors, your performance and contributions to the Company’s success as well as competitive market data.

You are required to repay to the Company any sums, including but not limited to, sums paid to you in error, any loans outstanding on termination, or losses suffered by the Company as a result of your willful negligence, breach of Company rules, or any dishonesty on your part. The Company reserves the right to deduct any such sums from outstanding payments owed to you by the Company, including any compensation payments due to you in accordance with relevant legislation.

Bonus:

You also will be eligible to participate in our year-end compensation program. This compensation is typically payable and awarded in December of each year. A portion of year-end compensation is awarded in current cash and a portion is awarded in the form of long term incentive compensation pursuant to the Incentive Compensation Award Program (“ICAP”). The amount of year-end compensation, if any, is determined based on several factors including, but not limited to, the firm’s financial results as well as the contributions to the company made by your department and you during the calendar year.

For 2013, your total compensation will be determined and paid by WPS.

Assuming the Acquisition is consummated, for 2014, your total cash compensation, including your base salary and year end cash bonus, shall not be less than $700,000, a portion of which may be paid by WPS depending on the closing date of the Acquisition.

In addition, you will receive a one-time special award of restricted limited partnership units (“Restricted Units”) In AllianceBernstein Holding L.P. (“Holding”) in an amount equal to $4,000,000 (the “Award Amount”). The number of Restricted Units you are awarded shall be determined by dividing the Award Amount by the average closing price on the New York Stock Exchange of a limited partnership unit in Holding for the period covering the four (4) days immediately preceding the Hire Date, the Hire Date and the five (5) trading days immediately following the Hire Date and rounded up to the nearest whole number. The restricted Units shall vest on the five year anniversary of the award (the “Vesting Date”). In the event your employment is terminated by AllianceBernstein for any reason other than “Cause” (as defined in the Addendum annexed hereto) prior to the Vesting Date, you shall receive a lump sum severance payment of $4,000,000 and, provided you execute and comply with a standard release in favor of AllianceBernstein (in a form to be provided by AllianceBernstein), your base salary for a period of 26 weeks following the date on which the termination of your employment occurs.

Except as specifically set forth herein, all compensation is contingent upon your continued employment, which is at will, and subject to appropriate withholdings

Normal Hours of Work:

Your hours of work are normally 9.00am to 5.30pm with a one hour lunch break. You will be expected to work such additional hours in order to fulfil your responsibilities. There will be no additional payment or time off in lieu for hours worked in excess of your normal hours of work. The Company reserves the right to change your normal hours of work according to the requirements of its business upon giving you reasonable notice.

You agree that your working time may exceed 48 hours in any 7-day period and that the limit specified in Regulation 4(1) of the Working Time Regulations 1998 shall not apply to you. You agree to give the Company not less than 1 month’s notice in writing if you wish to withdraw your agreement to opt-out of the Working Time Regulations.

In addition to time in which you are working at the Company’s disposal in carrying out the Company’s activities or duties, the following will be included as working time:

•                  Travelling time whilst at work e.g. to visit clients or suppliers or to attend meetings. For the avoidance of doubt travelling time does not include travel to and from work.

•                  Entertaining of clients after office hours provided it has been authorised by your manager

Holiday:

You will accrue 5 weeks (25 working days) per calendar year (1 January to 31 December) at a rate of 2.08 days per month of completed service. You must give at least two to four weeks’ notice of proposed holiday dates and these must be agreed to by your manager.

You may carry forward 5 days of unused Company holiday entitlement to a subsequent holiday year, only with the prior consent of your department manager. These days must be used by the end of first quarter of the subsequent holiday year or forfeited.

Should your employment with the Company terminate, the Company reserves the right to require you to take any unused holiday entitlement during your notice period, even if booked to be taken after the end of the notice period. The Company reserves the right to deduct pay from your final pay for any holidays taken exceeding your accrual at time of termination. You will be paid (salary only) for any unused accrued holiday entitlement on termination of your employment.

For the purposes of the above clause, a day’s pay will be calculated on the basis of your annual salary divided by 260 working days per annum multiplied by unused accrued holidays. This would be pro-rated for those who work part-time.

You are also entitled to UK public holidays in addition to your Company holiday entitlement and will be paid for each such public holiday. If a public holiday falls within the dates of your holiday entitlement, that day will not be taken from your annual holiday entitlement.

Pension Scheme:	Upon joining the Company you will be automatically enrolled in the Company’s Group Personal Pension which is administered by Friends Life. Details will be sent to you under separate cover.

If you would prefer to opt out of the scheme and forego any entitlement to Company contributions and retirement benefits provided thereunder, you will need to complete and return the relevant form included in that documentation to Human Resources within your first week of joining the Company.

As an alternative to the Company’s Group Personal Pension, you have the option of joining the Company’s Self Invested Personal Pension (SIPP) which is administered by James Hay. Details will also be sent to you under separate cover. Please complete the Group Personal Pension Opt-out form and advise Human Resources within your first week of joining the Company if you would prefer to join the SIPP.

Company Benefits:	A summary of the current corporate benefits, which are not contractual, are set out in the attached document and further details are available and on the HC Intranet.

Company Medical Examinations:	The Company reserves the right to require you to be examined by a Medical Advisor of its choice and you hereby consent to the Medical Advisor providing any relevant medical report to the Company.

Sick Pay:

You may be entitled to Company Sick Pay, which is paid at the Company’s absolute sole discretion upon completion of any Probationary Period. Company Sick Pay, when payable, will be full salary less any Statutory Sick Pay payable or any social security benefits you may be entitled to receive. For the purposes of Company Sick Pay, “salary” is defined as base salary and excludes bonus, commissions or other compensation. At its sole discretion, the Company reserves the right to suspend payment of commissions after 90 days sickness absence. The Company reserves the right at all times to require documentary evidence, such as detailed medical reports by your Medical Advisor and/or the Company’s own Medical Advisor, before paying or continuing to pay any Company Sick Pay. The maximum duration of payments which may be made during any one period of continuous absence or any period of 12 calendar months (whichever is longer) will be up to 26 weeks, depending on length of service. If your absence exceeds 26 weeks, you may be covered by any LTD arrangement, which the Company then operates. The eligibility for this benefit does not imply any duty or obligation on the part of the Company to maintain your employment up to the start of or during your LTD eligibility.

Salary continuation for commission eligible employees will include both (i) base salary/draw for the periods set forth above, and (ii) commissions attributable to accounts assigned to the employees for the lesser of 12 weeks or the period set forth above.

If you are absent from work for any reason and your absence has not previously been authorised by the Company, you must notify your Manager on your first day of absence within 30 minutes of your normal start time and continue to keep the Company informed daily.

Full details of sickness absence guidelines are set out on the HC Intranet.

Right to Work:

Commonwealth Citizens and Foreign Nationals who do not have the Right of Abode in the UK must normally have a Work Permit issued by the Department of Employment or Education in their possession before they arrive and this offer of employment is conditional on such a permit being granted.

It is a fundamental term of your employment that, if you require a Work Permit, you have and continue to hold a valid Work Permit. Your contract may be terminated if your Work Permit is terminated or revoked. The Company reserves the right to terminate your contract forthwith with no notice or pay in lieu in these circumstances and without reference to the warning stages of disciplinary procedure. Further Information can be obtained from the Human Resources Manager.

Personal Dealing in Securities:

The Company demands the highest professional standards and attaches great importance to strict observance of the Company Rules on this subject, which are contained in the policy statement entitled Code of Ethics and Statement of Policy and Procedures Regarding Securities Transactions for Personnel of Alliance. The Rules will form part of your contract of employment and breach of these may give rise to disciplinary sanctions, including summary dismissal, where the Company deems appropriate.

You should advise your manager of any interest you or your partner/family may hold in any business activity apart from shareholdings in publicly-traded stock where you or your partner/family hold less than 5% of the issued stock.

FCA:

It is a condition of employment that you conduct yourself in conformity and in compliance with the Company’s (or any of the Company’s affiliated Entities) compliance manual, the rules of the Financial Conduct Authority (FCA), and/or any other regulator of the Company or any of the Company’s affiliated Entities regulated in the United Kingdom. You will co-operate fully with any request by the FCA, for information or explanation and complete all forms that may be required by the FCA from time to time. In particular you agree to commit no act or omission, which places the Company in breach of any FCA rules.

If it is a requirement of your position that you become an Approved Person under the FCA’s Approved Persons regime, it is a condition of your employment that you become and remain an Approved Person and that you continue to comply with the FCA’s Statement of Principle and Code of Conduct for Approved Persons.

If it is a requirement of your position that you become Threshold Competent under the FCA’s Training and Competence regime, It is a condition of your employment that, after taking up your employment, you pass any required examinations within the timeframes permitted by FCA rules and that you undertake adequate continuing professional development to remain Threshold Competent thereafter.

Failure to comply with these or any other FCA regulations can result in summary dismissal or other disciplinary action being taken against you. The Company reserves the right to suspend you pending or during any investigation by the FCA or other regulator. If necessary, the Company reserves the right to terminate your employment for breach of Internal rules or procedures, regardless of any pending FCA proceedings against you. The Company reserves the right to withdraw controlled function responsibilities at any time and assign appropriate duties if necessary.

If you are an FCA Approved Person, the Company is required to disclose any complaint, investigation or disciplinary action against you to the FCA, either during the course of your employment or upon termination.

Disciplinary & Grievance Procedure:

For your information, the Company’s disciplinary and grievance procedures and further details on termination procedures are set out on the HC Intranet. As indicated above, the HC Intranet does not form part of your contract of employment.

Suspension:

The Company may suspend you from your duties on full pay to allow the Company to investigate any misconduct, complaint or potential disciplinary action against you or involving you. Full pay equates to full salary/draw only and excludes commissions, bonuses and other compensation arrangements.

General Conduct & Workplace Rules:

All employees must, at all times, carry out their duties to the best of their ability and conduct themselves in a manner which is in the best interests of the Company as a whole; failure to act in such a way or committing any breach of the Company’s Rules of Conduct, as set out on the HC Intranet, may result in disciplinary action including the dismissal of the offending employee.

Termination:

As a condition of receiving this offer, you agree that in the event of your resignation, you shall provide AllianceBernstein with ninety (90) days’ prior written notice of your intent to terminate your employment with AllianceBernstein. You shall continue to be eligible to receive your base salary, as well as available health and welfare benefits, so long as your employment with AllianceBernstein continues during the notice period; provided that AllianceBernstein may, in its sole discretion, require you to discontinue regular duties, including prohibiting you from further entry to any of AllianceBernstein’s premises.

The Company reserves the right to terminate this contract on giving you four (4) weeks’ notice in writing to expire at any time. You will be entitled to an additional weeks’ notice for each complete year of service in excess of four (4) years up to a maximum of 12 weeks’ notice after 12 years service.

The Company reserves the right, at any time (whether or not any notice of termination has been given under this clause) to terminate this contract with immediate effect. You will be given notice in writing on terms that the Company shall pay in lieu of notice salary, in the amount and at the times it would have paid to you if the Company had given notice or, if notice has previously been given, on the expiry of the remainder of the period of notice. The salary/draw paid in lieu of notice is base salary only and excludes any commissions, bonuses and other compensation arrangements.

The above provisions are without prejudice to the Company’s right to terminate your employment without notice or payment in lieu of notice in the event you fundamentally breach this contract (including but not limited to):

1                                         if you are guilty of any act of gross default or misconduct in connection with or affecting the business of the Company; or

2                                         in the event of any serious or repeated breach of non observance by you of any of the terms contained in this contract; or

3                                         if you have an interim receiving order made against you or if you become bankrupt or make any competition or enter into any deed or arrangement with your creditors; or

4                                         if you are convicted of/charged with any arrestable offence in the United Kingdom or elsewhere (other than an offence under road traffic legislation for which a fine or non- custodial penalty is imposed); or

5                                         if you become of unsound mind or become a patient under the Mental Health Act 1980; or

6                                         if you by your own actions or omissions, bring the name or reputation of the Company or any Group Company into serious disrepute or prejudice the interests of the business of the Company or any other Group Company; or

7                                         if you are convicted of an offence under any present or future statutory enactment or regulation relating to insider dealing; or

8                                         if you fall to comply with any rules of any self-regulating organisation defined in the Financial Services Act 1986; or

9                                         if you are or become prohibited from law from being a director; or

10                                  if you fail to comply with any health and safety obligation.

Any delay by the Company in exercising such right to termination shall not constitute a waiver thereof.

Non-Solicit

You further acknowledge and agree that during your employment and in the event you voluntarily resign prior to the Vesting Date, you will not, directly or indirectly, until the Vesting Date: (i) recruit, solicit for employment or hire any AllianceBernstein employee or (ii) solicit any client of AllianceBernstein for purposes of providing investment management or advisory services, enter into any agreement or arrangement with any client of AllianceBernstein pursuant to which you would be providing any such services or encourage or seek to induce any client of AllianceBernstein to cease doing business, or reduce the extent of its business dealings, with AllianceBernstein. If AllianceBernstein terminates your employment for any reason prior to the Vesting Date, the non-solicitation restrictions set forth in this paragraph shall apply to you for a period of twelve (12) months from the date of your termination.

Return of Company Property:

Upon the termination of your employment by whatever means or as otherwise requested by the Company, you shall immediately return to the Company all documents, computer media, security pass, mobiles, keys and all other property belonging to or relating to the business of the Company which is in your possession or under your power or in your control. You must not retain copies of any of the above.

Garden Leave:

During any period of notice of termination (whether given by you or the Company) the Company has no obligation to assign any duties to you or to provide any work to you and shall be entitled to exclude you from its premises, provided that this shall not affect your entitlement to receive your normal salary and other contractual benefits. All your obligations as an employee shall continue to have full force and effect (including but not limited to not engaging in any other employment without permission).

Changes to Contract of Employment:

The Company reserves the right to make reasonable changes to your contract of employment. You will be given reasonable written notice of any changes, which may be given by way of an individual notice or a general notice to all employees.

Collective Agreements:	For your information, there are no terms and conditions relating to collective agreements or to the requirement to work outside the United Kingdom.

Data Protection Act 1998:

For the purposes of the Data Protection Act 1998 you give your consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided at any time to the Company for all purposes relating directly or indirectly to, or in connection with, your Employment by the Company or the performance of our respective duties under this agreement including, but not limited to transferring information concerning you to a country or territory outside the EEA.

You acknowledge that during your Employment you will have access to and process, or authorise the processing of, personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Company. You agree to comply with the terms of the Act in relation to such data and to abide by the Company’s data protection policy issued from time to time.

Contracts (Rights of Third Parties) Act 1999:

A party who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of the third party which exists or is available apart from in relation to that Act.

Confidential information:

Except in the proper performance of your duties, you will not use, communicate or disclose to any person, any information of a confidential nature concerning the business or persons having dealings with the Company or any Group Company obtained directly or indirectly during the course of or in connection with your employment or holding any office with the Company or any Group Company.

This restriction applies after your employment ends but will not apply to information which becomes public, unless through unauthorised disclosure by you.

Disputes:

This agreement is governed by and will be interpreted in accordance with the laws of England and Wales. You and the Company both submit to the exclusive jurisdiction of the English Courts as regards any claim or matter arising under this agreement.

This offer is conditional upon receipt of references, criminal records checks and credit checks which are satisfactory to the Company and verification of your academic and prior employment record. Employment is also subject to our determination that your duties at the Company will not violate any agreements you may have made with any previous employer. The Company reserves the right to carry out on going criminal and credit checks throughout your employment.

Please include a copy of your photo page of your passport and proof of address documentation (i.e. Utility Bill). Should you have any queries, please do not hesitate to contact Human Capital on 44-20-7959-4917. Please note that we will also be required to see your original passport on your first day with the Company as is required by UK Law.

This offer letter confirms our entire understanding with respect to the subject hereof and supersedes any and all prior agreements and understandings whether written or oral.

By signing this offer, you agree to keep the information contained in this document strictly confidential and to refrain from discussing this information with anyone else without the written authorization of the Global Head of Human Capital.

We look forward to you joining AllianceBernstein and hope that your future here brings new challenges and opportunities.

Yours sincerely

Allen Clements

Vice President, Regional Human Capital Director

I hereby accept the offer of employment made in the letter, of which this is a true copy:

Signed:	/s/ Mark Phelps	Date:	August 15, 2013
Mark Phelps

Agreed start date:	At Closing

Addendum

“Cause” shall mean: (a) conviction, whether following trial or by plea of guilty or nolo contendere (or similar plea), in a criminal proceeding (i) on a misdemeanor charge involving fraud, false statements or misleading omissions, wrongful taking, embezzlement, bribery, forgery, counterfeiting or extortion, or (ii) on a felony charge or (iii) on an equivalent charge to those in clauses (i) and (ii) in jurisdictions which do not use those designations; (b) engaging in any conduct which constitutes an employment disqualification under applicable law (including statutory disqualifications as defined under the Exchange Act); (c) failure to perform satisfactorily the duties associated with your job function or to follow reasonable requests of your manager; (d) violation of any securities or commodities laws, any rules or regulations issued pursuant to such laws, or the rules and regulations of any securities or commodities exchange or association of which AllianceBernstein or any of its affiliates is a member; (e) violation of any AllianceBernstein policy concerning hedging or confidential or proprietary information, or material violation of any other AllianceBernstein policy in effect from time to time; (f) engaging in any act or making any statement which impairs, impugns, denigrates, disparages or negatively reflects upon the name, reputation or business interests of AllianceBernstein or any of its affiliates; or (g) engaging in any conduct detrimental to AllianceBernstein or any of its affiliates, including engaging in any activity deemed to be competitive with AllianceBernstein or any affiliate.